02056213

NO ACT
P.E 6-24-02
0-14278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

August 26, 2002

John A. Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Act	1934
Section	14A-8
Rule	
Public Availability	8/26/2002

Re: Microsoft Corporation
Incoming letter dated June 24, 2002

Dear Mr. Seethoff:

This is in response to your letter of June 24, 2002 concerning a shareholder proposal submitted to Microsoft by Robert C. Marrs. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert C. Marrs
13943 E. Lupine Ave.
Scottsdale, AZ 85259

CR

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 936 7329
http://www.microsoft.com/

Microsoft

June 24, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Microsoft Corporation Shareholder Proposal Submitted by Robert C. Marrs

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed are six copies of (1) this letter and (2) the proposal and statement in support thereof (the "Proposal") received by Microsoft Corporation (the "Company") on May 30, 2002 from Robert C. Marrs (the "Proponent") for inclusion in the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2002 annual meeting of shareholders. This letter is intended to notify the Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set forth the Company's reasons for the intended omission.

Microsoft requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if Microsoft omits the Proposal from its Proxy Materials. The Company would appreciate the Division's response to its request prior to August 22, 2002, which is the date of the meeting of the Company's Board of Directors at which the Proxy Materials will be approved. The Company expects to file definitive copies of its Proxy Materials with the Commission on approximately September 16, 2002.

The Proposal reads as follows: "In view of the foregoing, I propose:

1. The board should declare regular quarterly dividends for shareholders.
2. The amount of dividends paid should generally be increasing yearly.
3. The amount of dividends should provide, on average, a 3% annual yield on share value."

Microsoft has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to Rule 14a-8(i)(13) of the Act. The specific reason why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(i)(13) AS IT RELATES TO SPECIFIC AMOUNTS OF CASH OR STOCK DIVIDENDS.

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Commission has interpreted this Rule broadly such that the phrase "specific amounts of cash or stock dividends" does not simply mean dividends in specific dollar amounts. See Exelon Corporation (March 2, 2002); Duke Energy Corporation (January 9, 2002). It is well established that a shareholder proposal that purports to establish a formula or percentage for the payment of dividends may be excluded. See International Business Machines Corporation (January 2, 2001); Lydall, Inc. (March 28, 2000); H.J. Heinz Company (May 6, 1987); ITT Corporation (January 23, 1986). Because the Proposal directs the Company to declare "regular quarterly dividends" in amounts "increasing yearly" and, "on average, a 3% annual yield on share value," it is clearly excludable under Rule 14a-8(i)(13).

The Proponent's request relates to a specific amount of dividends. Not only does the Proponent propose the specified amounts to be both increasing yearly and on average equal to 3% of annual yield on share value, but he also sets forth the schedule on which such specific dividends should be declared, that is, on a regular quarterly basis. Based on the foregoing, the Company respectfully requests the Division's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2002 Proxy Materials under Rule 14a-8(i)(13).

Pursuant to Rule 14a-8(j)(1), the Company by copy of this letter is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact James Andrus of Preston Gates & Ellis LLP at (206) 224-7329. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

We appreciate your attention to this request.

Sincerely,

MICROSOFT CORPORATION

By

John A. Seethoff
Assistant Secretary

Enclosures

cc: Robert C. Marrs

Received 6/17/02

April 12, 2002

Board of Directors, c/o Investors Relations Department
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

RE: Dividend payment proposal

Dear Board of Directors:

I am a beneficial shareholder of 850 shares of stock which is held in personal accounts, IRA, 401K and two trusts which I manage. Many of these shares I have held since 1995. I am also a long-term customer of Microsoft products.

I've invested in many stocks over the past 25 years and have enjoyed some return in Microsoft stock in years past. However, in recent years, the stock has not performed well and my return has been negative. It appears that Microsoft may have reached a size and market saturation point where the appreciation seen previously is not possible in the foreseeable future. Thus, I am hesitant to invest further in Microsoft at this time.

In past years the company has re-invested nearly all its earnings in new products and growth. However, there is not an apparent or return in re-investing all earnings at this point.

In view of the foregoing, I propose:
1. The board should declare regular quarterly dividends for shareholders.
2. The amount of dividends paid should generally be increasing yearly.
3. The amount of dividends should provide, on average, a 3% annual yield on share value.

Such changes will put Microsoft in a more competitive position for long-term shareholder investment dollars.

I recognize that many investment fund managers encourage companies to have volatility in stocks. This volatility creates wealth for investment fund managers, but nothing for the company or shareholders. It seems to me that Microsoft is the kind of company that can make prudent financial decisions that balance the interests of shareholders, customers, and employees. Paying regular dividends to shareholders as outlined above would put such a balance back.

Thank you for your consideration.

Sincerely,

Robert C. Marrs

Robert C. Marrs
13943 E. Lupine Ave.
Scottsdale, AZ 85259
480-614-5868

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microsoft Corporation
Incoming letter dated June 24, 2002

The proposal requests that the board of directors declare a regular quarterly dividend, increase the dividend amount yearly and provide an average 3% annual yield on share value.

There appears to be some basis for your view that Microsoft may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Keir D. Gumbs
Special Counsel